Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernández

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : mfl@madeco.cl

Web Site : www.madeco.cl

Madeco Announces The Agreement with Two of its Trade Unions

(Santiago, Chile, December 20, 2004) Madeco S.A. ("Madeco") (NYSE ticker: MAD) has achieve on December 16, 2004 for the first time in the Company's history an agreement with its trade union No.1 and No.2 to bring forward its collective bargaining that expired on January 31, 2005.

A total of approximately 500 employees are represented by this two unions, about 70% of total Madeco's Chile employees.

According to the agreement, the Company and the unions will sign a three-year collective bargaining, which will expire on January 1, 2008 that contains an improvement in the economic situation (in real terms) and also include a bonus for the successful conclusion of collective bargaining.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.